July 8, 2010
VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention:	Ms. Barbara C. Jacobs, Assistant Director
Ms. Jan Woo, Staff Attorney

Re:	HMS Holdings Corp.
Form 10-K for the Year Ended December 31, 2009
Filed February 26, 2010
File No. 000-50194
Ladies and Gentlemen:
I am the Chief Financial Officer of HMS Holdings Corp. (the “Company”). I hereby submit via EDGAR transmission, the Company’s response to the letter, dated June 23, 2010 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, filed by the Company on February 26, 2010.
For the Staff’s convenience, we have included the Staff’s comment in bold typeface before our response below. Please be advised that the captions and paragraph numbers in the Company’s response refer to the corresponding captions and paragraph numbers set forth in the Comment Letter.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Business Overview, page 24
1.	Consider expanding the overview section to describe in greater detail the known trends and uncertainties that will have, or are reasonably likely to have, an impact on your liquidity, capital resources or results of operations. For example, consider discussing your future acquisition strategy and how you plan to target opportunities that could result from healthcare reform that you discuss on page 6.
The Company acknowledges the Staff’s comment and advises the Staff that it will consider expanding the “Overview” section of its Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings to describe in more depth any known trends and uncertainties that will have, or are reasonably likely to have, an impact on the Company’s liquidity, capital resources or results of operations, consistent with the requirements of Item 303 of Regulation S-K.
401 Park Avenue South | New York, NY 10016 | tel 212.857.5000 | fax 212.857.5004 | www.hms.com

In this regard, the Company proposes to include the following disclosure in the Overview section of its Quarterly Report on Form 10-Q for the period ended June 30, 2010 (underlined portions represent proposed new language).
“Our principal source of funds has been operations and we believe that we have sufficient cash and cash equivalents to support our operating needs through at least the next 12 months. At June 30, 2010, our cash and cash equivalents and net working capital were $      million and $      million respectively.”
“To date, we have grown our business through the internal development of new services and through acquisitions of businesses whose core services strengthen our overall mission to help our clients control healthcare costs. Most recently, we announced the acquisition of Allied Management Group (AMG-SIU), a leading provider of fraud, waste, and abuse prevention and detection solutions for healthcare payors, further strengthening our ability to service this segment of the market. In addition, we leverage our expertise to acquire new clients at the state, federal and employer levels and to expand our current contracts to provide new services to current clients. We are continuously evaluating opportunities that will enable us to expand the breadth of the services we provide and will consider acquisition opportunities that enable us to continue to grow our business to address the increasing needs of the healthcare industry in the post-healthcare reform era.
In March 2010, the Patient Protection and Affordable Care Act (PPACA) was signed into law. According to CMS, under the PPACA, approximately 18 million lives will be added to Medicaid by 2019, which will more than double Medicaid enrollment. In addition, the PPACA includes a number of provisions for combating fraud and abuse throughout the healthcare system, allows for significant increases in funding for program integrity initiatives and provides for the creation of insurance exchanges. The PPACA largely preserves and builds upon the employer-sponsored health coverage model. However, under the PPACA, employers are faced with new compliance guidelines, coverage requirements and mandates that will challenge their systems and process and will likely raise their healthcare costs. We plan to build on our existing partnerships with states, the federal government, and health plans to provide services that address the fraud and abuse and program integrity initiatives created by the PPACA and to assist these clients in meeting the requirements of the PPACA. In addition, we believe that we are well-positioned to work with employers to address the new requirements of the PPACA and plan to work with our clients to develop collaborations that support the overarching goal of controlling healthcare costs.”
Operating Results, pages 26 and 28
2.	We note instances where two or more sources of a material change have been identified, without quantifying the amount that each source contributed to the change. Please quantify each source that contributed to a material change within revenues and discuss the amount attributable to acquisitions versus organic growth. See Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835. For example, you state that the increase in revenues for the year ended December 31, 2009 reflects the organic growth in existing client accounts, the addition of new clients, including those gained through acquisitions, and changes in the yield and scope of client projects. Please quantify the contributions of each of these material changes and disclose the portion of the revenues that is attributable to acquisitions compared to organic growth.

We acknowledge the Staff’s comment and, for purposes of future filings, to the extent multiple sources of material change in revenue are disclosed, the Company will, where practical and material, quantify the extent to which the change is attributable to each source. However, with respect to the examples cited by the Staff, the Company respectfully advises that it did not disclose the portion of its revenue growth that was attributable to acquisitions versus that attributable to organic growth because the Company deemed that portion of its revenue to be immaterial. Please note that for the year ended December 31, 2009, revenue from the Permedion, Prudent and IntegriGuard acquisitions represented 1.7%, 1.5% and 1.6%, respectively, of our total consolidated revenue, and note further that for the year ended December 31, 2008, revenue from the Permedion and Prudent acquisitions represented 2.1% and 0.3%, respectively of our total consolidated revenue.
In addition, sources of material change disclosed by the Company may overlap in ways that cannot be specifically quantified. For example, the integration of an acquired entity into the Company’s technology platform enables the Company to implement process improvements and increase yields on certain client contracts (both existing and new), creating a situation where specific numerical quantification is not always possible or practical, and therefore it may be difficult to differentiate whether a change is specifically attributable to the acquired entity and its past relationships, to the Company’s organic growth, to the Company’s new non-acquisition clients, or to improved yields affecting all of these. In such cases, the Company will seek to provide meaningful disclosure on the relative importance of each factor.
Part III, page 35
General
3.	Each item in Part III of your Form 10-K states that you are incorporating by reference from your definitive proxy statement the required disclosure, but you have not clearly identified, by caption or otherwise, the material incorporated by reference as required by Exchange Act Rule 12b-23(b). In future Forms 10-K, please ensure that your Part III disclosure identifies by title the section in your definitive proxy statement from which you are incorporating by reference the required disclosure, or otherwise clearly identifies the material incorporated by reference.
We note the Staff’s comment, and confirm that in our future Form 10-K filings which incorporate required disclosure by reference from our definitive proxy statement, we will identify, by caption or otherwise, the section of our definitive proxy statement from which we are incorporating by reference as required by Rule 12b-23(b) of the Securities Exchange Act of 1934, as amended.

Item 10. Directors, Executive Officers and Corporate Governance (Incorporated by reference from the definitive proxy statement filed on April 30, 2010)
Board Leadership and Role in Risk Oversight, page 12
4.	You state that the Compensation Committee considers risks associated with the elements of the company’s compensation programs but do not indicate whether your compensation policies and practices are or are not reasonably likely to have an adverse effect on your company. Please clarify in your response letter your conclusion in this respect and tell us the process you undertook to reach that conclusion.
The Company concluded that it was not required pursuant to Item 402(s) of Regulation S-K to discuss its compensation policies and practices as they relate to risk management practices and risk-taking incentives in the Form 10-K or the Proxy Statement filed April 30, 2010 (the “Proxy Statement”) because the Company determined that its compensation policies and practices did not pose risks that were reasonably likely to have a material adverse effect on the Company (“Material Risks”). In reaching this determination, the Company considered various factors, which help to guard against excessive risk-taking, including the following:
•	the mix of compensation among base salary and incentive bonus, with substantially all of the Company’s employees receiving a significant portion of their overall compensation in the form of base salary, does not encourage excessive risk taking;

•	the structure of the Company’s incentive bonus plan, which provides for multiple pay-out levels based on pre-established targets as compared to a single pay-out level, which could encourage excessive risks among employees to achieve such target or otherwise be ineligible for any bonus;

•	substantially all of the equity awards granted to employees under the Company’s equity-based plans are subject to multi-year time vesting, which requires an employee to commit to a longer time horizon for such awards to be valuable;

•	certain equity award grants have multi-year performance criteria for vesting which requires a longer time horizon of financial performance than a single year;

•	the Company’s annual compensation review and performance evaluation process does not focus entirely on the Company’s financial results but considers other factors that do not encourage excessive risk taking, like management and technical skills, team building, integrity and client satisfaction; and

•	the Company’s policies and procedures, including policies and procedures that prohibit sales employees from signing revenue generating contracts on behalf of the Company.

As part of the preparation process for the Proxy Statement, the foregoing assessment was undertaken by members of the Company’s senior management after consultation with counsel with respect to the requirements of Item 402(s) of Regulation S-K based on its language and the Staff’s discussion of such item in Release No. 33-9089, dated December 16, 2009. The Company determined that members of senior management involved in the review were the most appropriate persons to make such an assessment in light of their extensive knowledge of the development and operation of the Company’s compensation practices and policies. Where appropriate, these members sought input from the Company’s human resources, accounting and financial staff, and from external compensation consultants, as to matters relevant to their assessment.
Based on this assessment, management determined that the Company’s compensation policies and practices did not pose Material Risks and, accordingly, no disclosure pursuant to Item 402(s) of Regulation S-K was required. Management reported a summary of its analysis and findings to the Compensation Committee for its review and consideration prior to the filing of the Proxy Statement by the Company.
Our Board of Directors, page 18
5.	We note that Galen D. Powers will not be standing for re-election for director at the 2010 annual meeting and that you have not nominated another director nominee for this position. Please clarify whether you are planning to decrease the number of directors on the board from ten to nine.
The Company’s Board of Directors plans to consider this matter in July, at its first regularly scheduled meeting following the Company’s Annual Meeting of Shareholders, which was held on June 9, 2010. The Company will make the appropriate disclosures based on any decisions made by the Board of Directors following such meeting.
Information Concerning Executive Directors, page 26
6.	It appears that you have named only four executive officers including your chief executive officer, former chief executive officer, and chief financial officer. Please tell us how you determined that the other individuals listed on the company’s website under “Management,” including the Executive Vice President of Operations, are not executive officers within the definition of “executive officer” in Rule 405 under the Securities Act and Rule 402(a)(3) of Regulation S-K. Rule 405 defines an executive officer as the president, any vice president in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions for the company. If you concluded that these individuals are not executive officers, tell us how you concluded that they were not significant employees whose information is required to be disclosed under Item 401(c) of Regulation S-K. Item 401(c) requires the disclosure of any person who is not an executive officer but who make or are expected to make significant contributions to the business of the company.

Executive Officer Determination
The Company determines its executive officers by examining the reporting lines, roles, responsibilities and policy-making functions of its senior team members.
As background, in 2003, the Company assumed the business of its predecessor, Health Management Systems, Inc. Until 2007, the Company’s policy-making authority rested with its President, Chief Executive Officer, Chief Financial Officer and Chief Operating Officer. This group was expanded in 2007 to include a newly-hired head of Human Resources.
In March 2009, Mr. Holster stepped down as the Company’s Chief Executive Officer and Mr. Lucia assumed this position, after serving as the Company’s President and Chief Operating Officer since 2005 and as an employee of the Company since 1996. The past year has been a year of transition for the Company as the management team has worked to redefine the Company’s infrastructure. During this transition year, given Mr. Lucia’s extensive experience with the Company, the overall management, decision-making and policy-making functions of the Company have remained with the Company’s President & Chief Executive Officer, Chief Financial Officer and Vice President of Human Resources. This period has also been one of significant growth for the Company, both through internal development of new services and through acquisitions. As a result, the Company is now focused on shifting the overall responsibilities for functional groups to certain of our senior employees who will report directly to Mr. Lucia. In recognition of this shift, the Company plans to review with the Board at its next regularly scheduled meeting, the employees whose functions are expanding, which will be followed by an updating of the Company’s list of executive officers to appropriately reflect the revised organizational structure of the Company. The Company expects that its list of executive officers will change for purposes of its 2011 Proxy Statement and in the near term, the Company will make the appropriate filings based on the Board’s determination. It is noteworthy, that as part of the Company’s overall growth process, in May 2010, the Company hired a General Counsel, and in recognition of this position’s role and policy-making function, it was determined that this was an executive officer position.
As part of the transition over the past year, the Company’s website, which is under the “Investor Relations” tab at www.hms.com, was revamped and in that process the list of team members of our subsidiary, Health Management Systems, Inc., (“HMS, Inc.”) was inadvertently presented as the list of Executive Officers of the Company. We have now corrected this error.
Significant Employee Determination
The Company has also concluded that the individuals listed on HMS, Inc.’s website are not “significant employees” under Item 401(c). At June 30, 2010, the Company employed over 1,200 people in various functional groups and it is the Company’s position that it is the functional group, rather than a specific employee that is significant to the Company’s operations. The individuals listed on HMS, Inc’s website are provided solely for purposes of client reference. For example, Ms. Holt and Mr. Pettigrew are compliance officers and work within a compliance team headed by the Company’s General Counsel. They are included on the website because they are often a point of contact for our clients, but individually do not make significant contributions to the business of the Company.

Item 11. Executive Compensation (Incorporated by reference from the definitive proxy statement filed on April 30, 2010)
Compensation Discussion and Analysis, page 27
7.	You disclose that the Compensation Committee engages in competitive benchmarking and that it recognized that Mr. Lucia’s salary was “below the median of the 2009 Peer Group.” In future filings, where you rely on benchmarking, please disclose in quantitative terms how total compensation, and the relevant elements thereof, compared to the benchmark. See Item 402(b)(2)(xiv) of Regulation S-K.
We acknowledge the Staff’s comment and, in future filings, where the Company relies on benchmarking, it will disclose in quantitative terms how total compensation and the relevant elements thereof, compared to the benchmark.
Long-Term Incentive Compensation, page 31
8.	You disclose that the Compensation Committee considered individual contributions of the named executive officers in addition to “several objective factors” in determining long term incentive awards, but that there was no fixed or mathematical weighting applied to the individual achievements. Please clarify whether the committee applied a fixed or mathematical weighting to the “objective factors” identified in your filing.
In determining long term incentive awards, the Compensation Committee did not apply a fixed or mathematical weighting to the subjective or the objective factors identified in our filing. We acknowledge the Staff’s comment and will make this clarification in future filings.
Exhibits
9.	We are unable to locate your employment letter agreements for two of your named executive officers – Walter Hosp, Chief Financial Officer, and John Schmid, Vice President of Human Resources. Please advise.
We have reviewed our filings with the Commission and acknowledge that the letter agreements for Messrs. Hosp and Schmid were inadvertently not filed. We plan to file the employment letters for Messrs. Hosp and Schmid as exhibits to our Quarterly Report on Form 10-Q for the period ended June 30, 2010.
* * *

The Company acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	It may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
I trust that the explanations contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter. If the Staff has any questions or comments with respect to the matters discussed in this letter, please contact me at 212-857-5940.
Very truly yours,
/s/ Walter D. Hosp
Walter D. Hosp
Senior Vice President and
Chief Financial Officer